Exhibit 99.2

Second Quarter 2024 Financial Results August 1, 2024

Colliers | 2

Forward-Looking Statements

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the ability to attract new capital commitments to our Investment Management funds and retain existing capital under management; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersecurity risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage loans; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitability; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2023 under the heading "Risk Factors" (which factors are adopted herein, and which can be accessed at www.sedarplus.ca) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Non-GAAP measures

This presentation makes reference to certain non-GAAP measures, including local currency ("LC") revenue growth rate, internal revenue growth rate, Adjusted EBITDA ("AEBITDA"), Adjusted EPS ("AEPS"), free cash flow, assets under management ("AUM"), fee paying assets under management ("FPAUM"). Please refer to Appendix for reconciliations to GAAP measures.

Colliers 3 (US $ millions, except per share amounts) Highlights • Growth across all service lines and segments, led by Leasing • Strong and predictable growth in recurring service lines – Outsourcing & Advisory and Investment Management • First period of Capital Markets revenue growth since Q2 2022 • Completed the acquisition of Englobe on July 29, 2024 • Outlook for 2024 unchanged, except Englobe impact USD LC (1) Revenue 1,139.4 1,078.0 6% 6% Adjusted EBITDA 155.6 147.1 6% 6% Adjusted EBITDA Margin 13.7% 13.6% Adjusted EPS 1.36 1.31 4% GAAP Operating Earnings 114.7 75.3 52% GAAP Operating Earnings Margin 10.1% 7.0% GAAP diluted EPS 0.73 (0.16) NM USD LC (1) Revenue 2,141.3 2,043.9 5% 5% Adjusted EBITDA 264.3 251.7 5% 6% Adjusted EBITDA Margin 12.3% 12.3% Adjusted EPS 2.13 2.16 -1% GAAP Operating Earnings 158.1 97.4 62% GAAP Operating Earnings Margin 7.4% 4.8% GAAP diluted EPS 0.99 (0.61) NM Three months ended June 30 2024 2023 %Change Six months ended June 30 2024 2023 % Change (1) Local Currency

36% 30% 34% 48% 25% 16% 11% Please refer to Appendix Colliers 4 Trailing twelve months ended June 30, 2024 Broad Diversification Outsourcing & Advisory Investment Management Leasing Capital Markets Leasing and Capital Markets 59% Recurring 70% Recurring TTM Q2 2024 Revenue by Service TTM Q2 2024 AEBITDA by Service Pro forma including Englobe, Colliers generates 72% of earnings from recurring services

Colliers 5 Second Quarter (US$ millions) Consolidated Revenues % Change over Q2 2023 USD LC Outsourcing & Advisory 4% 5% Investment Management 6% 6% Leasing 13% 13% Capital Markets 0% 1% Total 6% 6% Revenue Mix Q2 2024 Q2 2023 Outsourcing & Advisory 48% 48% Investment Management 11% 11% Leasing 25% 24% Capital Markets 16% 17% Total 100% 100%                                   4  4  Outsourcing & Advisory Investment Management Capital Markets Leasing Local currency internal growth: 5%

Colliers 6 Second Quarter (US$ millions) Geographic Mix Q2 2024 Revenues Q2 2023 Revenues $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW            Q2 2024 AEBITDA Q2 2023 AEBITDA (1) Q2 2024 GAAP Operating Earnings: $53.0M Americas, ($0.7M) EMEA, $21.6M Asia Pacific, $55.0M Investment Management (2) Q2 2023 GAAP Operating Earnings: $46.5M Americas, ($5.1M) EMEA, $19.6M Asia Pacific, $26.4M Investment Management $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW

Colliers 7 Second Quarter (US$ millions) Americas GAAP Operating Earnings: Q2 2024 $53.0M at 7.8% margin; Q2 2023 $46.5M at 7.4% margin Higher Leasing activity as well as robust broad - based growth in Outsourcing & Advisory Capital Markets revenues up 2%                         4  4  USD LC Revenue Growth 8% 8% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 8 Second Quarter (US$ millions) EMEA GAAP Operating Earnings: Q2 2024 ($0.7M) at (0.4%) margin; Q2 2023 ($5.1M) at (2.9%) margin Higher Leasing activity and modest growth in Outsourcing & Advisory Adjusted EBITDA margin improved on a lower cost base                         4  4  USD LC Revenue Growth 3% 3% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 9 Second Quarter (US$ millions) APAC GAAP Operating Earnings: Q2 2024 $21.6M at 14.2% margin; Q2 2023 $19.6M at 12.7% margin Revenues up modestly in local currency terms Adjusted EBITDA margin improved on lower operating costs                         4  4  USD LC Revenue Growth -1% 1% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 10 Second Quarter (US$ millions) Investment Management GAAP Operating Earnings: Q2 2024 $55.0M at 43.7% margin; Q2 2023 $26.4M at 22.2% margin Incremental revenues from new investor capital commitments Adjusted EBITDA improved on higher revenues, partly offset by increased investments in new products, strategies and fundraising capabilities AUM of $96.4 billion as of June 30, 2024 relative to $96.3 billion as of March 31, 2024 Revenues AEBITDA             4  4  Investment Management USD LC Revenue Growth 6% 6%

36% 52% 12% Perpetual Capital Long-dated Funds Managed Accounts AUM by Strategy Colliers 11 Investment Management 51% 22% 23% 4% Alternatives Infrastructure Traditional Real Estate Credit AUM by Asset Class 78% 22% North America EMEA AUM by Geography AUM: $96.4B | FPAUM: $49.8B Focus on long - duration, highly differentiated AUM

• Leverage ratio of 2.0x • More than $1 billion of available liquidity as of June 30, 2024; >$500 million after Englobe closing • Anticipating capital expenditures of $75 - $80 million in 2024 Colliers 12 (US$ millions) Capitalization & Capital Allocation Cash $ 162.6 $ 181.1 $ 172.4 Total Debt 1,363.9 1,502.6 1,668.4 Net Debt $ 1,201.2 $ 1,321.5 $ 1,496.1 Redeemable non-controlling interests 1,105.0 1,072.1 1,093.7 Shareholders' equity 1,195.3 850.5 716.9 Total capitalization $ 3,501.5 $ 3,244.1 $ 3,306.7 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.0x 2.2x 2.4x Capital Expenditures $ 29.4 $ 41.1 Acquisition Spend (2) $ 32.1 $ 82.1 Six months ended June 30, 2024 June 30, 2023 June 30, 2024 December 31, 2023 June 30, 2023 (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies

Outlook for 2024 unchanged, except to reflect the partial year impact of the acquisition of Englobe Colliers 13 The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on numerous macroeconomic, geopolitical, health, social and related factors. Continued interest rate volatility and/or lack of credit ava ila bility for commercial real estate transactions could materially impact the outlook. 2024 Outlook Revised (with Englobe) Englobe Prior Actual 2023 Measure +8% to +13% +3% +5% to +10% - 3% Revenue growth +8% to +18% +3% +5% to +15% - 6% Adjusted EBITDA growth +11% to +21% +1% +10% to +20% - 23% Adjusted EPS growth (US$ millions) Outlook for 2024

Appendix Reconciliation of non - GAAP measures

Colliers 15 Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 71,927 $ 35,001 $ 86,063 $ 34,094 Income tax 24,377 16,477 34,347 20,016 Other income, including equity earnings from non-consolidated investments (932) (886) (1,583) (4,206) Interest expense, net 19,376 24,670 39,248 47,502 Operating earnings 114,748 75,262 158,075 97,406 Loss on disposal of business operations - 2,282 - 2,282 Depreciation and amortization 49,845 50,794 100,353 100,286 Gains attributable to MSRs (3,712) (6,052) (5,027) (9,087) Equity earnings from non-consolidated entites 796 532 1,232 3,686 Acquisition-related items (15,221) 11,668 (13,281) 38,136 Restructuring costs 1,722 7,038 8,833 7,781 Stock-based compensation expense 7,446 5,556 14,134 11,213 Adjusted EBITDA $ 155,624 $ 147,080 $ 264,319 $ 251,703 Three months ended Six months ended June 30, 2024 June 30, 2023 June 30, 2024 June 30, 2023

Colliers 16 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023 (US$ thousands) Net earnings $ 71,927 $ 35,001 $ 86,063 $ 34,094 Non-controlling interest share of earnings (11,224) (13,816) (20,145) (24,757) Interest on Convertible Notes - 561 - 2,861 Loss on disposal of operations - 2,282 - 2,282 Amortization of intangible assets 34,385 37,330 69,471 74,173 Gains attributable to MSRs (3,712) (6,052) (5,027) (9,087) Acquisition-related items (15,221) 11,668 (13,281) 38,136 Restructuring costs 1,722 7,038 8,833 7,781 Stock-based compensation expense 7,446 5,556 14,134 11,213 Income tax on adjustments (9,606) (11,845) (20,733) (23,193) Non-controlling interest on adjustments (7,141) (5,773) (13,271) (10,926) Adjusted net earnings $ 68,576 $ 61,950 $ 106,044 $ 102,577 (US$) Diluted net earnings (loss) per common share $ 0.73 $ (0.14) $ 0.99 $ (0.57) Interest on Convertible Notes, net of tax - 0.01 - 0.04 Non-controlling interest redemption increment 0.48 0.59 0.33 0.77 Loss on disposal of operations - 0.05 - 0.05 Amortization expense, net of tax 0.41 0.49 0.88 0.97 Gains attributable to MSRs, net of tax (0.04) (0.07) (0.06) (0.11) Acquisition-related items (0.36) 0.19 (0.37) 0.70 Restructuring costs, net of tax 0.02 0.11 0.14 0.12 Stock-based compensation expense, net of tax 0.12 0.08 0.22 0.19 Adjusted EPS $ 1.36 $ 1.31 $ 2.13 $ 2.16 Diluted weighted average shares for Adjusted EPS (thousands) 50,479 47,422 49,671 47,442 Three months ended Six months ended June 30, 2024 June 30, 2023 June 30, 2024 June 30, 2023 Three months ended Six months ended June 30, 2024 June 30, 2023 June 30, 2024 June 30, 2023

Colliers 17 Reconciliation of net cash flow from operations to free cash flow (US$ thousands) Net cash provided by (used in) operating activities $ 141,189 $ 98,973 $ 3,574 $ (33,595) Contingent acquisition consideration paid 300 2,719 3,038 2,991 Purchase of fixed assets (12,480) (22,179) (29,353) (41,062) Cash collections on AR Facility deferred purchase price 34,930 28,539 68,848 59,311 Distributions paid to non-controlling interests (38,521) (40,059) (48,827) (51,120) Free cash flow $ 125,418 $ 67,993 $ (2,720) $ (63,475) Three months ended Six months ended June 30, 2024 June 30, 2023 June 30, 2024 June 30, 2023

Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 18 Other Non - GAAP Measures